09040306

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section
FEB 27 2009
Washington, DC

SEC FILE NUMBER
8-43115

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H.C. WAINWRIGHT & CO. INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

52 VANDERBILT AVE, 12TH FLOOR
(No. and Street)

NEW YORK (City) NEW YORK (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. JAMES B. AHLFELD (212) 856-6220
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MHM- MAHONEY COHEN CPAS
(Name – *if individual, state last, first, middle name*)

1065 (Address) AVE OF THE AMERICAS, NYC (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

V2

OATH OR AFFIRMATION

I, JAMES B. AHLFELD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H. C. WAINWRIGHT & CO., INC, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NATASHA SANTANOO
Notary Public, State of New York
Qualified in Queens County
Reg. No. 01SA6180915
My Commission Expires Jan. 22, 2012

James B. Ahlfeld
Signature

CHIEF FINANCIAL OFFICER
Title

Natasha Santanoo
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

H.C. WAINWRIGHT & CO., INC.
(A Wholly-Owned Subsidiary of
H.C. Wainwright Holding Corporation)

Report Pursuant to Rule 17a-5(d) of the
Securities and Exchange Commission

December 31, 2008

"Public"

H.C. WAINWRIGHT & CO., INC.
(A Wholly-Owned Subsidiary of H.C. Wainwright Holding Corporation)

Index

MHM

MHM Mahoney Cohen CPAs
The New York Practice of
Mayer Hoffman McCann P.C.
An Independent CPA Firm
1065 Avenue of the Americas
New York, NY 10018
ph: 212.790.5700 fax: 212.398.0267
www.mhm-pc.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder of
H.C. Wainwright & Co., Inc.
(A Wholly-Owned Subsidiary of H.C. Wainwright Holding Corporation)

We have audited the accompanying statement of financial condition of H.C. Wainwright & Co., Inc. (a wholly-owned subsidiary of H.C. Wainwright Holding Corporation) as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above, presents fairly, in all material respects, the financial position of H.C. Wainwright & Co., Inc. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MHM Mahoney Cohen CPAs

New York, New York
February 25, 2009

H.C. WAINWRIGHT & CO., INC.
(A Wholly-Owned Subsidiary of H.C. Wainwright Holding Corporation)
Statement of Financial Condition
December 31, 2008

ASSETS

Cash and cash equivalents	$ 47,523
Restricted cash	324,850
Due from broker (Note 3)	4,448,163
Investment banking receivable	22,976
Securities owned, at fair value (Note 4)	11,612,467
Property and equipment, net (Note 5)	265,403
Other assets	403,428
	$ 17,124,810

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Securities sold, not yet purchased, at fair value (Note 4)	$ 11,525,572
Accounts payable and accrued expenses	247,249
Commissions payable	791,331
Deferred rent liability	169,203
Total liabilities	12,733,355
Commitments (Note 12)	
Stockholder's equity:	
Common stock, $8.84 stated value:	
Authorized - 200,000 shares	
Issued - 100,000 shares	
Outstanding - 95,000 shares	883,863
Additional paid-in capital	22,530,173
Accumulated deficit	(18,924,531)
Treasury stock, at cost - 5,000 shares	(98,050)
Total stockholder's equity	4,391,455
	$ 17,124,810

See accompanying notes.

Note 1 - Description of Business

H.C. Wainwright & Co., Inc. (the "Company") (a wholly-owned subsidiary of H.C. Wainwright Holding Corporation (the "Parent")) was incorporated in Massachusetts in July 1990. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. The Company is principally engaged in proprietary trading and investment banking activities.

Note 2 - Liquidity

The accompanying financial statements have been prepared assuming the Company will continue to operate as a going concern. The Company has a history of recurring losses and negative cash flows from operations. During the year ended December 31, 2008, the Company's net loss and cash flows used in operations were $140,713 and $325,395, respectively. Despite this history and the current economic outlook, management believes that the Company will generate sufficient cash flows from operations to support its operating needs through December 31, 2009. The Company's Parent has also indicated that it will provide the Company with additional funding, as necessary, to support its continued operations through December 31, 2009.

Note 3 - Summary of Significant Accounting Policies

Cash and Cash Equivalents

All highly liquid investments with an original maturity from the date of purchase of three months or less are considered to be cash and cash equivalents.

Restricted Cash

Restricted cash represents a standby letter of credit used to collateralize a lease for the Company's New York City office space.

Due from Broker

Amounts receivable and payable to the Company's clearing broker for proprietary security transactions that have not reached their contractual settlement date are recorded on a net basis in due from broker. As of December 31, 2008, the Company has a collateral balance of $2,152,926, which is included in due from broker.

Note 3 - Summary of Significant Accounting Policies (Continued)

Securities Transactions

Proprietary securities transactions and related commissions are recorded on a trade-date basis. Securities owned consist of proprietary positions in bonds, restricted stock and warrants and are recorded at fair value. Securities owned may be pledged to the Company's clearing broker on terms which permit the clearing broker to sell or re-pledge the securities to others subject to certain limitations. Securities sold, not yet purchased consist of agreements to sell positions in bonds and are recorded at fair value. Realized and unrealized gains and losses on security transactions are recorded in the statement of operations.

Investment Banking Revenue

Investment banking revenue represents fees arising from securities offerings, net of syndication expenses, in which the Company acts as an underwriter or agent. Investment banking revenue also represents fees earned from merger-and-acquisition and financial restructuring advisory services. Investment banking revenue is recorded on the offering date for underwriting services when the fees are reasonably determinable and as services are provided for merger-and-acquisition and financial restructuring advisory services.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation and amortization. Depreciation on computer and office equipment is determined using the straight-line method over the useful lives of the assets of three to five years. Depreciation on furniture and fixtures is determined using the straight-line method over the useful lives of the assets of five to seven years. Amortization of leasehold improvements is determined using the straight-line method over the term of the lease or useful life of the assets, whichever is shorter.

Income Taxes

The Company accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between financial statement carrying amounts of existing assets and liabilities and their respective income tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. A valuation allowance is established when the realization of net deferred tax assets is not considered more likely than not.

Note 3 - Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)

The Company has elected to defer the effective date of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109," to its annual financial statements for the year ending December 31, 2009 in accordance with the provisions of FASB Staff Position FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." The Company evaluates its uncertain tax positions using the provisions of FASB Statement No. 5, "Accounting for Contingencies."

Use of Estimates

The preparation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The fair values of cash and cash equivalents, restricted cash and due from broker approximate their carrying values due to their short-term nature.

Fair Value Measurements

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by SFAS 157, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Note 3 - Summary of Significant Accounting Policies (Continued)

Fair Value Measurements (Continued)

- Level 2 inputs are inputs (other than quoted prices included in Level 1) that are observable for the asset and liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about market participants to be used in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

The Company is using the market approach to determine the fair value of predominantly all of its securities owned and sold, but not yet purchased.

The Company has not adopted SFAS 157 for non-financial assets and liabilities.

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Securities owned:				
Obligations of U.S. government	$ -	$ 851,064	$ -	$ 851,064
Corporate bonds	-	10,618,636	-	10,618,636
Restricted stock	-	16,075	-	16,075
Warrants	-	-	126,692	126,692
	$ -	$ 11,485,775	$ 126,692	$ 11,612,467
Securities sold, not yet purchased:				
Obligations of U.S. government	$ -	$ (1,654,971)	$ -	$ (1,654,971)
Corporate bonds	-	(9,870,601)	-	(9,870,601)
	$ -	$ (11,525,572)	$ -	$ (11,525,572)

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2008:

	Beginning Balance	Unrealized Losses	Ending Balance
Securities owned:			
Warrants	$ 391,640	$ (264,948)	$ 126,692

Note 4 - Securities Owned and Sold, But Not Yet Purchased

Marketable securities owned and sold, but not yet purchased as of December 31, 2008 are as follows:

	Owned	Sold, But Not Yet Purchased
Obligations of U.S. government	$ 851,064	$ 1,654,971
Corporate bonds	10,618,636	9,870,601
Restricted stock	16,075	-
Warrants	126,692	-
	$ 11,612,467	$ 11,525,572

Note 5 - Property and Equipment

Property and equipment is as follows:

Computer and office equipment	$ 375,072
Furniture and fixtures	44,728
Leasehold improvements	97,278
	517,078
Less: Accumulated depreciation and amortization	251,675
	$ 265,403

Note 6 - Subordinated Loan

In March 2006, the Company borrowed $7,000,000 from its Parent pursuant to a subordinated loan agreement. The loan bore interest at 8% per annum and was payable on March 31, 2009. In 2007, the Parent agreed to contribute $2,500,000 of such loan to additional paid-in capital. During March 2008, the Parent agreed to contribute the remaining $4,500,000 of this loan to additional paid-in capital.

Note 7 - Income Taxes

For federal, state and local income tax purposes, the Company is included in the consolidated tax return of its Parent. Accordingly, for financial reporting purposes, the Company's current and deferred income taxes are calculated on a stand alone basis, as if it filed its own federal, state and local income tax return.

As of December 31, 2008, the Company has approximately $5,700,000 in net operating loss carryforwards which expire in 2026 through 2028.

As of December 31, 2008, the valuation allowances on net deferred tax assets decreased by $946,469 for December 31, 2007.

The components of the Company's deferred tax assets and liabilities as of December 31, 2008 are as follows:

Deferred tax assets:	
Net operating loss carryforwards	$ 2,265,165
Deferred rent	67,396
	2,332,561
Deferred tax liabilities:	
Depreciation on property and equipment	(9,387)
Unrealized gains on securities	(72,674)
	(82,061)
Net deferred tax assets	2,250,500
Valuation allowance	(2,250,500)
	$ -

Note 8 - Related Party Transactions

In March 2008, the Company's Parent agreed to contribute $4,500,000 in subordinated loans to additional paid-in capital.

The Company subleases office space from an affiliate. Under the terms of the sublease agreement, the Company is obligated to pay such affiliate approximately $1,182,000 in rent through January 2012 (see Note 12). During the year ended December 31, 2008, the Company made $320,845 in rental payments to its affiliate.

Note 9 - Defined Contribution Plan

The Company provides all eligible employees with a defined contribution plan under section 401(k) of the Internal Revenue Code. Contributions under the plan are subject to a discretionary employer matching contribution not to exceed 6% of an employee's compensation for the plan year.

Note 10 - Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event that the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company's policy is to review, as necessary, the credit standing of each counterparty.

The Company frequently maintains balances at banks in excess of the Federal Deposit Insurance Corporation limit, which is $250,000 per institution through December 31, 2009.

Note 11 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2008, the Company had net capital of $2,915,337, which exceeded the minimum requirement of $100,000 by $2,815,337. The Company's ratio of aggregate indebtedness to net capital was 0.41 to 1.

Note 12 - Commitments

The Company has future obligations for its office space under a non-cancellable operating lease that expires in 2012. Future minimum annual rental payments under this lease as of December 31, 2008 are as follows:

Year Ending December 31,	
2009	$ 372,000
2010	383,000
2011	394,000
2012	33,000
	$ 1,182,000

SUPPLEMENTARY INFORMATION

H.C. WAINWRIGHT & CO., INC.
(A Wholly-Owned Subsidiary of H.C. Wainwright Holding Corporation)
(Supplementary Information)
Computation of Net Capital Pursuant to Rule 15c-3-1
of the Securities and Exchange Commission
December 31, 2008

Net capital:	
Total stockholder's equity	$ 4,391,455
Deductions:	
Restricted cash	324,850
Securities owned with no ready market	142,767
Property and equipment, net	265,403
Other assets	153,428
	886,448
Net capital before haircuts on securities	3,505,007
Haircuts on securities held	(479,645)
Undue concentrations	(110,025)
Net capital	$ 2,915,337
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 247,249
Commissions payable	791,331
Deferred rent liability	169,203
Total aggregate indebtedness	$ 1,207,783
Computation of net capital requirement:	
Minimum capital required	$ 100,000
Excess net capital	$ 2,815,337
Ratio of aggregate indebtedness to net capital	0.41 to 1

H.C. WAINWRIGHT & CO., INC.
(A Wholly-Owned Subsidiary of H.C. Wainwright Holding Corporation)
(Supplementary Information)
Computation of Net Capital Pursuant to Rule 15c-3-1
of the Securities and Exchange Commission (Concluded)
December 31, 2008

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2008):

Net capital, as reported in Company's Part II FOCUS report (unaudited)	$ 2,822,755
Miscellaneous difference	92,582
Net capital per above	$ 2,915,337

MHM
Mayer
Hoffman
McCann P.C.
An Independent CPA Firm

www.mhm-pc.com

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